EXHIBIT 12

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                      (Amounts in thousands except ratios)
                                  (Unaudited)

                                               Three Months Ended March 31,
                                                                                                 Year Ended December 31,(1)

                                                      1994                   1993       1992     1991        1990     1989
         Earnings:
           Income before income
             taxes and cumulative
             effect of changes in
             accounting principles                    $24,684                $113,234   $93,399  $122,218   $240,460  $102,359

           Adjustments:
             Net interest
               expense (2)                                165                  12,393    14,555    13,021     42,373     91,784
             Amortization of
               capitalized interest                       484                   1,814     1,410     1,668      1,236      2,365
             Portion of rental
               expense
               representative
               of interest                                178                     800     1,088     1,572      2,017      2,308
             Minority interest of
               majority-owned
               subsidiaries that
               have fixed charges                        -                     11,113     7,580    12,455     14,021     13,706
             Undistributed income
               of less than 50%
               owned entities                         (1,460)                 (3,526)      -         -       (7,460)       -
                                                      $24,051                $135,828  $118,032  $150,934   $292,647   $212,522

         Fixed Charges:
           Net interest
             expense (2)                              $   165                 $12,393   $14,555   $13,021    $42,373    $91,784
           Capitalized interest                         4,750                   8,480     2,405      -          -         2,269
           Portion of rental

             expense
             representative
             of interest                                  178                     800     1,088     1,572
                                                                                                               2,017      2,308
                                                      $ 5,093                 $21,673   $18,048   $14,593    $44,390    $96,361

         Ratio of Earnings to
           Fixed Charges                                    4.7                     6.3          6.5           10.3   6.6      2.2


                 (1) The computations for the annual periods presented are for Newmont Mining Corporation ("NMC"), Newmont
                     Gold Company's ("NGC") parent.  Computations for these periods are presented for NMC because management believes they are more relevant than NGC's historical computations for the same periods due to the fact that effective January 1, 1994 NGC acquired essentially all of NMC's assets and assumed essentially all of NMC's liabilities.  The computations are reflective of what they would have been for NGC had this transaction occurred at the beginning of 1989.  NGC was fully consolidated into NMC in all periods and
                     NGC had insignificant fixed charges in all periods except 1989, when its fixed charges represented $13.8 million of the total $96.4 million shown.

                 (2) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.